EXHIBIT 99.1
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                                                [LOGO - CANADIAN NATURAL]

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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
   THIRD QUARTER 2005 UPDATE ON THE PROGRESS OF THE HORIZON OIL SANDS PROJECT
           CALGARY, ALBERTA - OCTOBER 25, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon Project").

"The Horizon Project remains on track, achieving to date the critical milestones set for the project. All major milestones required before winter have been completed despite excessive rainfall in the third quarter which slowed site preparation work. Completion of these milestones will be a key component in achieving critical success over the next eight months. Some of the major milestones that were completed during the third quarter include the opening of the first of three camps, operation of the Aerodrome, shipment of the Naphtha reactor from India, shipment of gas-oil and diesel reactors from Japan and receipt of the first pipe rack modules to the site.
 We currently have over 1,500 skilled tradespeople on site as we continue to meet our labour demands in a challenging environment" commented Real Doucet, Senior Vice-President, Oil Sands.

HORIZON PROJECT STATUS SUMMARY
                                         SEPTEMBER 30, 2005    DECEMBER 31, 2005
                                         ------------------    -----------------
                                          ACTUAL       PLAN                 PLAN
                                          ------       ----                 ----
    Work progress (cumulative)              13 %       14 %                  16%
    Capital spending (cumulative)           12 %       13 %                  20%

ACCOMPLISHED DURING THIRD QUARTER

DETAILED ENGINEERING

o All project areas are fully staffed and overall detailed engineering is on schedule to plan.
o   3D design models are 30% complete and interface confirmation is underway.

PROCUREMENT

o Total procurement progress is at C$3.65 billion in awarded contracts and purchase orders, with a further C$700 million in the tender stage.
o Key common service awards were made, notably for air charter services which has facilitated the Company's fly in / fly out strategy for skilled labour.

MODULARIZATION

o Module fabrication and assembly continues for the main piperack, and module deliveries to the site commenced in September. Deliveries will continue to achieve an inventory of over 80 modules on site to allow efficient installation to begin in the first half of 2006.

CONSTRUCTION

o On-site safety performance improved for the 8th month in a row, as we continue to stress safety awareness.
o Occupancy of the first (of three) on-site camp, built to accommodate up to 1,500 construction personnel was completed.
o Completion and commissioning of the site Aerodrome with 737-size aircraft now landing regularly.
o Coker foundations are 80% complete and are on track for Coker installation in Spring 2006.
o Mine overburden removal is 15% ahead of plan, with 3.5 million banked cubic meters of overburden removed to date. Overburden removal operations averaged over 80,000 tonnes/day in September.
o Plant site areas for Hydrotreating, Froth Treatment, Sulphur, Hydrogen, Main Piperack and Extraction have been turned over for construction in order to begin foundation work.
o Completed and operating the first project systems; Potable Water, Communications, Sanitary Sewer, Power Distribution, River Intake and Natural Gas.

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FOURTH QUARTER MILESTONES

o Expect the total awarded contracts and purchase orders to exceed C$4 billion.
o   Begin earthwork for raw water and recycle water pond systems.
o Shop maintenance building ready for occupancy and start of the gas-oil and diesel reactors assembly.
o Turnover of Fire Hall and Emergency Medical Services buildings to respective units.
o Substantial completion of the second (of three) on site camps built to accommodate an additional 1,500 construction personnel.

A picture gallery providing visual updates on construction progress is available on the Company's website
(HTTP://WWW.CNRL.COM/HORIZON/ABOUT_HORIZON/PHOTO_GALLERY.HTML).

The Company's results for the third quarter will be released on November 2, 2005. A conference call will be held on that day at 9:00 a.m. Mountain Standard Time, 11:00 a.m. Eastern Standard Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition, availability and cost of seismic, drilling and other equipment; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; the availability and cost of financing; the success of exploration and development activities; the timing and success of integrating the business and operations of acquired companies; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and Management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

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For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

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
TELEPHONE:    (403) 514-7777            ALLAN P. MARKIN                   DOUGLAS A. PROLL
FACSIMILE:    (403) 517-7370                   Chairman        Chief Financial Officer and
EMAIL:        ir@cnrl. com                                  Senior Vice-President, Finance
WEBSITE:      www.cnrl.com
                                       JOHN G. LANGILLE                    COREY B. BIEBER
TRADING SYMBOL - CNQ                      Vice-Chairman                    Vice-President,
Toronto Stock Exchange                                                  Investor Relations
New York Stock Exchange                   STEVE W. LAUT
                                    President and Chief
                                      Operating Officer
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